COMSTOCK INC.

December 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Margaret Sawicki

Re:         Comstock Inc.
Registration Statement on Form S-3
Originally Filed: November 21, 2025
File Number: 333-291704

Dear Ms. Sawicki:

On behalf of Comstock Inc., a Nevada corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, I respectfully request acceleration of effectiveness of the above-referenced registration statement for Wednesday, December 10, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026.

Best regards,

Comstock Inc.

By:         /s/ Corrado De Gasperis

Name: Corrado De Gasperis, Executive Chairman & CEO